Vestas


05009879


SEC MAIL
RECEIVED
PROCESSING
JUL 20 2005
WASH. D.C.
198
SECTION

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

82-34884

Randers, 18 July 2005

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find enclosed information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 24/2005 of 18 July 2005
  - "Vestas evaluates possibility for purchase of assets from supplier of advanced generators".

Yours sincerely
Vestas Wind Systems A/S

Inge Christensen

Inge Lundgård Christensen
Legal Advisor

dlw 7/25



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 18 July 2005
Stock exchange announcement No. 24/2005

Vestas evaluates possibility for purchase of assets from supplier of advanced generators

Weier Electric GmbH (Weier") has filed a petition for insolvency proceedings at the court in Eutin, Germany. Weier has for more than ten years been a supplier of high quality advanced generators for Vestas' wind turbines.

Against the background of the above mentioned, Vestas is now evaluating if it would be interesting to take over certain assets from Weier. A possible take over of assets from Weier does not affect the Vestas Group's expectations for 2005, cf. Stock exchange announcement No. 15/2005 of 26 May 2005.

Vestas expects to provide further information regarding the evaluation of possibilities for purchase of assets from Weier in connection with the publication of Vestas' Half-Year Report 2005 on 25 August 2005.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, phone +45 97 30 00 00.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S